SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C.

                                   FORM U-3A-2/A

     Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company Act of 1935

                      To Be Filed Annually Prior to March 1

                              CH ENERGY GROUP, INC.

hereby files with the Securities Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 ("Act") and submits the following information:

       1. NAME, STATE OF ORGANIZATION, LOCATION AND NATURE OF BUSINESS OF CLAIMANT AND EVERY SUBSIDIARY THEREOF, OTHER THAN ANY EXEMPT WHOLESALE GENERATOR
(EWG) OR FOREIGN UTILITY COMPANY IN WHICH CLAIMANT DIRECTLY OR INDIRECTLY HOLDS AN INTEREST.

       The following response is as of December 31, 2001:

       CH Energy Group, Inc. ("Claimant") is a corporation organized and existing under the laws of the State of New York. Claimant is a holding company which acquires businesses and holds securities and/or interests in other corporations, partnerships and/or businesses. Claimant's principal place of business is 284 South Avenue, Poughkeepsie, New York 12601-4879. Claimant, as of December 31, 2001, has the following subsidiaries other than any EWG:

        NAME AND LOCATION         STATE OF
            OF COMPANY          ORGANIZATION               NATURE OF BUSINESS
--------------------------------------------------------------------------------
1.  Central Hudson Gas &          New York      Generation, transmission and
Electric Corporation,                           distribution of electricity and
Poughkeepsie, New York                          the transmission and
("Central Hudson")                              distribution of natural gas in
                                                New York State. Central Hudson's
                                                "franchise territory" generally
                                                extends about 85 miles along the
                                                Hudson River and about 25 to 40
                                                miles east and west of such
                                                River. The southern end of that
                                                territory is about 25 miles
                                                north of New York City and the
                                                northern end is about 10 miles
                                                south of the City of Albany,
                                                N.Y.
--------------------------------------------------------------------------------
2. Phoenix Development            New York      Real estate holding company for
Company, Inc., Poughkeepsie,                    Central Hudson.
New York ("Phoenix")
--------------------------------------------------------------------------------
3.  Central Hudson Energy         New York      Invests in energy related
Services, Inc., Poughkeepsie,                   business; currently owns,
New York ("Services")                           directly or indirectly, the
                                                affiliates referred to in 4-10
                                                below.
--------------------------------------------------------------------------------
4.  Central Hudson Enterprises    New York      Markets electric, gas and oil
Corporation, Poughkeepsie,                      related services, and conducts
New York ("CHEC")                               energy audits and provides
                                                related services.
--------------------------------------------------------------------------------
5.  Greene Point Development      New York      Develops and evaluates business
Corporation, Poughkeepsie,                      opportunities for Services.
New York ("Greene Point")
--------------------------------------------------------------------------------
6. Prime Industrial Energy        New York      Engages in project construction
Services, Inc., Poughkeepsie,                   and providing services for
New York ("Prime Industrial")                   electric generation and HVAC
                                                equipment.
--------------------------------------------------------------------------------
7.  Scasco, Inc., Winsted,        Connecticut   Engages in the distribution of
Connecticut ("Scasco")                          fuel oil, gasoline, diesel,
                                                kerosene, propane and natural
                                                gas and the installation and
                                                maintenance of electrical
                                                services and HVAC equipment in
                                                the States of Connecticut,
                                                Massachusetts and Rhode Island.
--------------------------------------------------------------------------------


                                      (2)

--------------------------------------------------------------------------------
8. Griffith Energy Services,      New York      Engages in the distribution of
Inc., Poughkeepsie, New York                    fuel oil, gasoline, diesel,
("Griffith Energy")                             kerosene, propane, natural gas
                                                and the installation and
                                                maintenance of HVAC equipment in
                                                the states of Virginia, West
                                                Virginia, Maryland, Delaware,
                                                and Pennsylvania and in
                                                Washington, D.C.
--------------------------------------------------------------------------------
9.  CH Niagara Properties,        New York      Owns real property interests on
Inc., Niagara Falls, New York                   which an affiliate (CH
("CH Niagara")                                  Resources, Inc.), an EWG,
                                                operates an "eligible facility".
--------------------------------------------------------------------------------
10.  CH Syracuse Properties,      New York      Owns real property interests on
Inc., Syracuse, New York                        which an affiliate (CH
("CH Syracuse")                                 Resources, Inc.), an EWG,
                                                operates an "eligible facility".
--------------------------------------------------------------------------------


       2. A BRIEF DESCRIPTION OF THE PROPERTIES OF CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES USED FOR THE GENERATION, TRANSMISSION, AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE, OR FOR THE PRODUCTION, TRANSMISSION, AND DISTRIBUTION OF NATURAL OR MANUFACTURED GAS, INDICATING THE LOCATION OF PRINCIPAL GENERATING PLANTS, TRANSMISSION LINES, PRODUCING FIELDS, GAS MANUFACTURING PLANTS, AND ELECTRIC AND GAS DISTRIBUTION FACILITIES, INCLUDING ALL SUCH PROPERTIES WHICH ARE OUTSIDE THE STATE IN WHICH CLAIMANT AND ITS SUBSIDIARIES ARE ORGANIZED AND ALL TRANSMISSION OR PIPELINES WHICH DELIVER OR RECEIVE ELECTRIC ENERGY OR GAS AT THE BORDERS OF SUCH STATE.

       The following response is as of December 31, 2001:

GENERATING STATION, LOCATION                                   (MW)
    AND PERCENT OWNERSHIP                  FUEL      NET CAPABILITY (2000-2001)
                                                         SUMMER       WINTER
--------------------------------------------------------------------------------
Neversink Hydro Station, Neversink, NY     Water           21           22
-- Neversink Reservoir Aqueduct Tunnel
(100%)
--------------------------------------------------------------------------------
Dashville Hydro Station, Rifton, NY        Water           5.5          4
-- Wallkill River (100%)
--------------------------------------------------------------------------------

                                      (3)

--------------------------------------------------------------------------------
Sturgeon Pool Hydro Station, Rifton, NY    Water           16           16
-- Wallkill River (100%)
--------------------------------------------------------------------------------
Groveville Mills Hydro Station, Beacon,    Water           0.8          0.8
NY - Fishkill Creek (100%)
--------------------------------------------------------------------------------
High Falls Hydro Station, High Falls, NY   Water           3            3
-- Rondout Creek (100%)
--------------------------------------------------------------------------------
Coxsackie Gas Turbine, Coxsackie,          kerosene or     19           24
New York (100%)                            natural gas
--------------------------------------------------------------------------------
South Cairo Gas Turbine, Cairo,            kerosene or
New York (100%)                            natural gas     18           22
--------------------------------------------------------------------------------

                                           TOTAL           83.3         91.8
--------------------------------------------------------------------------------

       As of December 31, 2001, Central Hudson's electric transmission and distribution systems were comprised of 88 substations with a rated transformer capacity of approximately 4.6 million kVA, approximately 593 circuit miles of overhead transmission lines, approximately 4.2 cable miles of underground transmission lines, approximately 7,385 conductor miles of overhead distribution lines and approximately 933 cable miles of underground distribution cables. Only a part of such transmission and distribution lines is located on property owned by Central Hudson. The electric system of Central Hudson is directly interconnected with other electric utility systems in New York, Connecticut, and New Jersey, and indirectly interconnected with most of the electric utility systems in the United States. Transmission Circuit Miles include: 345, 115 and 69 kV. Distribution Conductor Miles include: 34.5, 14.4, 13.2, 4.8 and 4.16 kV. The transformer kVA value is the summation of transformers' top nameplate ratings; the summation of Summer Normal ratings would be higher. Generator step-up transformers are included; spare transformers and generation station auxiliary transformers are excluded.

       Natural gas is delivered by transmission pipeline to Central Hudson at four locations: the Cedar Hill (NY) Gate Station interconnection with Tennessee Gas Pipeline Company ("Tennessee"), the Pleasant Valley (NY) Gate Station interconnection with Iroquois Gas Transmission System, L.P., the Mahopac (NY) Gate Station interconnection with Duke Energy Gas Transmission Company and the Tuxedo (NY) Gate Station interconnection with Columbia Gas Transmission Company ("Columbia"). Natural gas is distributed to approximately 63,852 industrial, commercial and residential customers through a network of 161 miles of transmission pipeline and 1,026 miles of distribution mains. Central Hudson owns and operates propane-air peaking facilities at Poughkeepsie and Newburgh, NY which are each nominally rated at 8,000 MCF per day of injection capability into the distribution system. In addition, Central Hudson has entered into long-term contracts with National Fuel Gas Corporation, Columbia, Tennessee, and Texas Eastern and CNG Transmission Corporations for a maximum total of 3.3 BCF of storage, located in various fields in the eastern United States.

                                      (4)

       3. THE FOLLOWING INFORMATION FOR THE LAST CALENDAR YEAR WITH RESPECT TO CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES:

       The following responses are as of December 31, 2001:

       Claimant and its subsidiaries, other than Central Hudson, are not "public utility companies" for the purposes of the Act.


       (a) NUMBER OF KWH. OF ELECTRIC ENERGY SOLD (AT RETAIL OR WHOLESALE), AND MCF. OF NATURAL OR MANUFACTURED GAS DISTRIBUTED AT RETAIL.

                                            ELECTRIC (Kwhrs.)       GAS (Mcf.)
                                            -----------------       ----------
         Claimant                                 None                 None

         Central Hudson    Retail:          4,999,564,000            10,562,623
                           Wholesale:         371,221,000            378,255

       (b) NUMBER OF KWH. OF ELECTRIC ENERGY AND MCF. OF NATURAL OR MANUFACTURED GAS DISTRIBUTED AT RETAIL OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED.

                                            ELECTRIC (Kwhrs.)       GAS (Mcf.)
                                            -----------------       ----------
         Claimant                                 None                 None

         Central Hudson                           None                 None

       (c) NUMBER OF KWH. OF ELECTRIC ENERGY AND MCF. OF NATURAL OR MANUFACTURED GAS SOLD AT WHOLESALE OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED, OR AT THE STATE LINE.

                                            ELECTRIC (Kwhrs.)       GAS (Mcf.)
                                            -----------------       ----------
         Claimant                                 None                 None

         Central Hudson                           None                 None

                                      (5)

       (d) NUMBER OF KWH. OF ELECTRIC ENERGY AND MCF. OF NATURAL OR MANUFACTURED GAS PURCHASED OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED OR AT THE STATE LINE.

                                            ELECTRIC (Kwhrs.)       GAS (Mcf.)
                                            -----------------       ----------
         Claimant                                 None                 None

         Central Hudson                           None              11,494,252

       4. THE FOLLOWING INFORMATION FOR THE REPORTING PERIOD WITH RESPECT TO CLAIMANT AND EACH INTEREST IT HOLDS DIRECTLY OR INDIRECTLY IN AN EWG OR A FOREIGN UTILITY COMPANY, STATING MONETARY AMOUNTS IN UNITED STATES DOLLARS:

       (a) NAME, LOCATION, BUSINESS ADDRESS AND DESCRIPTION OF THE FACILITIES USED BY THE EWG OR FOREIGN UTILITY COMPANY FOR THE GENERATION, TRANSMISSION AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE OR FOR THE DISTRIBUTION AT RETAIL OF NATURAL OR MANUFACTURED GAS:

       CH Resources, Inc. ("CH Resources"), a New York corporation, with offices at 110 Main Street, Poughkeepsie, New York, is an EWG because it owns and operates the following "eligible facilities" and the electricity generated thereat is sold to wholesale customers:

              (i) A 100 MW combined cycle gas turbine located at 300 Belle Isle Road, Solvay, New York.

              (ii) A 100 MW combined cycle gas turbine located at 3 Main Street, Beaver Falls, New York.

              (iii) A 50 MW coal-burning fluidized bed cogeneration plant located at 5300 Frontier Avenue, Niagara Falls, New York.

       On December 21, 2001, Services entered into an agreement to sell all of its stock ownership interest in CH Resources and its subsidiaries, CH Syracuse and CH Niagara, to WPS Power Development, Inc., a Wisconsin corporation. The closing on this sale is expected to occur during the second quarter of 2002, subject to obtaining regulatory approvals.

       (b) NAME OF EACH SYSTEM COMPANY THAT HOLDS AN INTEREST IN SUCH EWG OR FOREIGN UTILITY COMPANY; AND DESCRIPTION OF THE INTEREST HELD.

       Claimant owns 100% of CH Resources.

                                      (6)

       (c) TYPE AND AMOUNT OF CAPITAL INVESTED, DIRECTLY OR INDIRECTLY, BY THE HOLDING COMPANY CLAIMING EXEMPTION; ANY DIRECT OR INDIRECT GUARANTEE OF THE SECURITY OF THE EWG OR FOREIGN UTILITY COMPANY BY THE HOLDING COMPANY CLAIMING EXEMPTION; AND ANY DEBT OR OTHER FINANCIAL OBLIGATION FOR WHICH THERE IS RECOURSE, DIRECTLY OR INDIRECTLY, TO THE HOLDING COMPANY CLAIMING EXEMPTION OR ANOTHER SYSTEM COMPANY, OTHER THAN THE EWG OR FOREIGN UTILITY COMPANY.

       At December 31, 2001, Claimant had capital invested in CH Resources of $25,825,003 comprised of the following:

                  Debt:   $ - 0 -
                  Equity: $25,825,003

       (d) CAPITALIZATION AND EARNINGS OF THE EWG OR FOREIGN UTILITY COMPANY DURING THE REPORTING PERIOD.

       CH Resources' capitalization and earnings were $25,825,003 and $(808,103) at December 31, 2001, respectively.

       (e) IDENTIFY ANY SERVICE, SALES OR CONSTRUCTION CONTRACT(S) BETWEEN THE EWG OR FOREIGN UTILITY COMPANY AND A SYSTEM COMPANY, AND DESCRIBE THE SERVICES TO BE RENDERED OR GOODS SOLD AND FEES OR REVENUES UNDER SUCH AGREEMENT(S).

       None.

EXHIBIT A.

       A CONSOLIDATING STATEMENT OF INCOME AND SURPLUS OF THE CLAIMANT AND ITS SUBSIDIARY COMPANIES FOR THE LAST CALENDAR YEAR, TOGETHER WITH A CONSOLIDATING BALANCE SHEET OF CLAIMANT AND ITS SUBSIDIARY COMPANIES AS OF THE CLOSE OF SUCH CALENDAR YEAR.

       The consolidating financial statements, as of December 31, 2001, are attached hereto as Exhibit A.

EXHIBIT B.

       AN ORGANIZATIONAL CHART SHOWING THE RELATIONSHIP OF EACH EWG OR FOREIGN UTILITY COMPANY TO ASSOCIATE COMPANIES IN THE HOLDING-COMPANY SYSTEM.

       The Organizational Chart, as of December 31, 2001, is attached hereto as Exhibit B.

                                      (7)

       The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on the 22nd day of February, 2002.

                                             CH ENERGY GROUP, INC.


                                             By:     /s/ Steven V. Lant
                                                --------------------------------
                                                         Steven V. Lant
                                                     Chief Operating Officer
                                                   and Chief Financial Officer
Corporate Seal

Attest:

   /s/ Gladys L. Cooper
----------------------------
       Gladys L. Cooper
     Corporate Secretary

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

Steven V. Lant
Chief Operating Officer and
  Chief Financial Officer
CH Energy Group, Inc.
284 South Avenue
Poughkeepsie, New York 12601-4879

                                      (8)

                                    EXHIBIT A

           CONSOLIDATING FINANCIAL STATEMENTS OF CH ENERGY GROUP, INC.
                             AS OF DECEMBER 31, 2001

CONSOLIDATED BALANCE SHEET
(In Thousands)
                                                               December 31,
ASSETS                                                      2001         2000
                                                         ----------   ----------
Utility Plant
  Electric ...........................................   $  584,831   $1,277,617
  Gas ................................................      180,673      172,242
  Common .............................................       97,124       99,353
  Nuclear fuel .......................................         --         46,688
                                                         ----------   ----------
                                                            862,628    1,595,900

  Less: Accumulated depreciation .....................      354,010      668,168
        Nuclear fuel amortization ....................         --         40,762
                                                         ----------   ----------
                                                            508,618      886,970
  Construction work in progress ......................       53,139       43,882
                                                         ----------   ----------
    Net Utility Plant ................................      561,757      930,852
                                                         ----------   ----------

Other Property and Plant .............................       48,202       42,979
                                                         ----------   ----------

Prefunded Pension Costs and Other Investments
  Prefunded pension costs ............................       78,743       63,390
  Other Investments ..................................        6,300       23,201
                                                         ----------   ----------
    Total Prefunded Pension Costs and
      Other Investments ..............................       85,043       86,591
                                                         ----------   ----------
Intangible Assets ....................................       79,587       68,458
                                                         ----------   ----------
Current Assets
  Cash and cash equivalents ..........................      132,395       28,318
  Accounts receivable from customers -
    net of allowance for doubtful accounts;
    $3.8 million in 2001 and $3.4 million in 2000 ....       61,540      109,403
  Accrued unbilled utility revenues ..................       11,765       19,751
  Other receivables ..................................        8,968        5,352
  Fuel, materials and supplies, at average cost ......       18,402       30,629
  Special deposits and prepayments ...................       53,582       21,608
                                                         ----------   ----------
    Total Current Assets .............................      286,652      215,061
                                                         ----------   ----------

                                      (i)

(In Thousands)

                                                               December 31,
ASSETS                                                      2001         2000
                                                         ----------   ----------

Deferred Charges and Other Assets
  Regulatory assets ..................................       35,094      155,230
Unamortized debt expense .............................        3,545        4,869
  Fair value of derivative instruments ...............       28,591         --
  Other Assets .......................................       60,171       26,933
                                                         ----------   ----------
    Total Deferred Charges and Other Assets ..........      127,401      187,032
                                                         ----------   ----------

           TOTAL ASSETS ..............................   $1,188,642   $1,530,973
                                                         ==========   ==========

                                      (ii)

(In Thousands)

CAPITALIZATION AND LIABILITIES                                December 31,
                                                           2001         2000
                                                        ----------   ----------
Capitalization
  Common Stock Equity
    Common stock, $.10 par value ....................   $    1,686   $    1,686
    Paid-in capital .................................      351,230      351,230
    Retained earnings ...............................      163,317      147,824
    Treasury stock ..................................      (18,766)     (18,766)
    Capital stock expense ...........................       (1,158)      (1,232)
                                                        ----------   ----------
      Total Common Stock Equity .....................      496,309      480,742
                                                        ----------   ----------

  Cumulative Preferred Stock
    Not subject to mandatory redemption .............       21,030       21,030
    Subject to mandatory redemption .................       35,000       35,000
                                                        ----------   ----------
      Total Cumulative Preferred Stock ..............       56,030       56,030
                                                        ----------   ----------

  Long-term Debt ....................................      216,124      320,369
                                                        ----------   ----------
      Total Capitalization ..........................      768,463      857,141
                                                        ----------   ----------

Current Liabilities
  Current maturities of long-term debt ..............       20,000       62,610
  Notes payable .....................................          250      165,000
  Accounts payable ..................................       62,535       63,845
  Accrued interest ..................................        2,538        7,256
  Dividends payable .................................        9,643        9,643
  Accrued vacation ..................................        3,900        4,472
  Customer deposits .................................        5,032        4,637
  Other .............................................       11,545       11,092
                                                        ----------   ----------
      Total Current Liabilities .....................      115,443      328,555
                                                        ----------   ----------

Deferred Credits and Other Liabilities
  Regulatory liabilities ............................      235,960      118,574
  Operating reserves ................................        4,853        4,755
  Other .............................................       42,563       27,120
                                                        ----------   ----------
   Total Deferred Credits and
     Other Liabilities ..............................      283,376      150,449
                                                        ----------   ----------

Accumulated Deferred Income Tax .....................       21,360      194,828
                                                        ----------   ----------

  TOTAL CAPITALIZATION AND LIABILITIES ..............   $1,188,642   $1,530,973
                                                        ==========   ==========

                                      (iii)

CONSOLIDATED STATEMENT OF INCOME
(In Thousands)

                                                    Year ended December 31,
                                                  2001       2000        1999
                                                --------   --------    --------
Operating Revenues
  Electric ..................................   $428,416   $531,820    $427,809
  Gas .......................................    110,717    107,039      94,131
  Unregulated Subsidiary ....................    189,298    111,027      45,157
                                                --------   --------    --------
    Total Operating Revenues ................    728,431    749,886     567,097
                                                --------   --------    --------
Operating Expenses
  Operation:
    Fuel used in electric
      generation and purchased
      electricity ...........................    248,949    249,338     149,016
    Purchased natural gas ...................     72,314     75,624      61,548
    Purchased petroleum .....................     89,173     35,485       4,347
    Other expenses of operation .............    106,751    137,800     126,768
    Other expenses of operation -
      unregulated subsidiaries ..............     56,482     30,343      14,373
  Depreciation and amortization .............     35,637     51,453      48,246
    Taxes, other than income tax ............     50,402     54,151      64,510
    Federal/State income tax ................     21,043     37,229      27,772
                                                --------   --------    --------
      Total Operating Expenses ..............    680,751    671,423     496,580
                                                --------   --------    --------

  Operating Income ..........................     47,680     78,463      70,517
                                                --------   --------    --------

  Other Income
    Allowance for equity funds
      used during construction ..............        429       --          --
    Federal/State income tax ................     24,381       (986)       (371)
    Other - net .............................     11,100     10,626      12,051
                                                --------   --------    --------
      Total Other Income ....................     35,910      9,640      11,680
                                                --------   --------    --------

Income before Interest Charges ..............     83,590     88,103      82,197
                                                --------   --------    --------

                                      (iv)

(In Thousands)

                                                    Year ended December 31,
                                                  2001       2000        1999
                                                --------   --------    --------


Interest Charges
  Interest on mortgage bonds ................   $ 5,211    $11,342     $13,057
  Interest on other long-term debt ..........    10,446     12,864      11,094
  Other interest ............................    14,187     10,473       6,633
  Allowance for borrowed
    funds used during
    construction ............................      (319)      (779)       (390)
                                                -------    -------     -------
      Total Interest Charges ................    29,525     33,900      30,394
                                                -------    -------     -------

Cumulative Preferred Stock Dividends
  of Central Hudson .........................     3,230      3,230       3,230
                                                -------    -------     -------

Net Income ..................................   $50,835    $50,973     $48,573
                                                =======    =======     =======

Dividends Declared on Common Stock ..........    35,342     35,945      36,422

Balance Retained in the Business ............   $15,493    $15,028     $12,151
                                                =======    =======     =======

Common Stock:
  Average shares outstanding (000s) .........    16,362     16,716      16,862
  Earnings per share (basic and diluted) ....   $  3.11    $  3.05     $  2.88
  Dividends Declared per share ..............   $  2.16    $  2.16     $  2.16


                                      (v)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(In Thousands)

                                                    Year ended December 31,
                                                  2001       2000        1999
                                                --------   --------    --------

Net Income ..................................   $ 50,835   $ 50,973    $ 48,573

Other comprehensive income, net of tax:
  FAS 133 transition adjustment -
    cumulative effect of unrealized
    losses at implementation date of
    January 1, 2001 .........................     (1,896)        --          --

      Less:  reclassification adjustment
             for gains realized in net
             income .........................        795         --          --
      Plus:  change in fair value for
             transition adjustment amounts ..      2,691
                                                --------   --------    --------
      Balance of FAS 133 transition
      adjustment at December 31, 2001 .......         --         --          --
                                                --------   --------    --------

Comprehensive Income ........................   $ 50,835   $ 50,973    $ 48,573
                                                ========   ========    ========


CONSOLIDATED STATEMENT OF RETAINED EARNINGS
(In Thousands)

                                                    Year ended December 31,
                                                  2001       2000        1999
                                                --------   --------    --------

Balance at beginning of  year ...............   $147,824   $132,796    $133,287

Net Income ..................................     50,835     50,973      48,573

Common Stock Retirement
  (cancellation) ............................         --         --     (12,642)

Dividends declared:
  On common stock ($2.16 per
  share in 2001, 2000 and 1999) .............    (35,342)   (35,945)    (36,422)
                                                --------   --------    --------

Balance at end of year ......................   $163,317   $147,824    $132,796
                                                ========   ========    ========

                                      (vi)

CONSOLIDATED STATEMENT OF CASH FLOWS
(In Thousands)
                                                    Year ended December 31,
                                                  2001       2000        1999
                                                --------   --------    --------
Operating Activities
  Net Income ................................   $ 50,835   $ 50,973    $ 48,573
  Adjustments to reconcile net
    income to net cash provided
    by operating activities:
      Depreciation, amortization and
        nuclear fuel amortization ...........     39,138     55,297      51,186
      Deferred income taxes, net ............      2,545      2,940       4,219
      Nine Mile 2 Plant deferred
        finance charges, net ................         22     (3,286)     (4,855)
      Provisions for uncollectibles .........      2,614      3,935       2,930
      Accrued/deferred pension costs ........    (17,304)   (13,789)    (10,968)
      Deferred gas costs/gas refunds ........     (3,388)    (4,769)      3,061
      Other - net ...........................     16,043     10,231       9,423
  Changes in current assets and
    liabilities, net:
    Accounts receivable and unbilled
      utility revenues ......................     54,951    (60,422)    (15,474)
    Fuel, materials and supplies ............     (6,034)       856      (7,898)
    Special deposits and prepayments ........    (12,652)    (6,216)     17,291
    Accounts payable ........................     12,764     27,099      13,155
    Accrued taxes and interest ..............    (61,628)    10,209      (6,665)
    Deferred taxes related to sale of
      plants and Nine Mile 2 Plant
      write-off .............................   (259,494)        --          --
    Other, net ..............................      3,666        780        (175)
                                                --------   --------    --------
  Net cash (used in) provided by
    operating activities ....................   (177,922)    73,838     103,803
                                                --------   --------    --------

                                      (vii)

(In Thousands)

                                                    Year ended December 31,
                                                  2001       2000        1999
                                                --------   --------    --------
Investing Activities
  Proceeds from sale of fossil
    generation plants and nuclear plant .....    770,835         --          --
  Issuance of mortgage receivable - sale
    of Nine Mile 2 Plant ....................    (29,688)        --          --
  Additions to plant ........................    (67,818)   (58,656)    (46,495)
  Acquisitions made by unregulated
    subsidiaries ............................    (17,908)   (77,543)    (11,945)
  Nine Mile 2 Plant decommissioning
    trust fund ..............................       (737)      (868)       (868)
  Other - net ...............................     17,409       (855)       (589)
                                                --------   --------    --------
  Net cash provided by (used in)
    investing activities ....................    672,093   (137,922)    (59,897)
                                                --------   --------    --------

Financing Activities
  Proceeds from issuance of:
    long-term debt ..........................         --     47,500     176,250
    (Repayments) borrowings of
       short-term debt, net .................   (164,250)   115,000      32,000
    Repayment of long-term debt .............   (147,880)   (35,100)   (201,318)
    Dividends paid on common stock ..........    (35,342)   (36,215)    (36,422)
    Issuance and redemption costs ...........     (3,341)      (403)     (4,530)
    Defeasance of long-term debt ............    (39,281)        --          --

  Purchase of treasury stock ................         --    (18,765)         --
                                                --------   --------    --------
    Net cash (used in) provided by
      financing activities ..................   (390,094)    72,017     (34,020)
                                                --------   --------    --------

  Net Change in Cash and Cash
    Equivalents .............................    104,077      7,933       9,886
  Cash and Cash Equivalents at
    Beginning of Year .......................     28,318     20,385      10,499
                                                --------   --------    --------
  Cash and Cash Equivalents at
    End of Year .............................   $132,395   $ 28,318    $ 20,385
                                                ========   ========    ========
  Supplemental Disclosure of Cash
    Flow Information
      Interest paid .........................   $ 22,144   $ 25,904    $ 26,307
      Federal/State income taxes paid .......    263,005     24,300      29,025

                                     (viii)

                                    EXHIBIT B

                               ORGANIZATION CHART
                            (AS OF DECEMBER 31, 2001)

       Reference is made to Items 1 and 4 of this Form U-3A-2 for a description of the companies in Claimant's Holding Company System. Claimant, directly or indirectly, owns 100% of all affiliated companies.

                             Claimant
                                 |
       - - - - - - - - - - - - - - - - - - - -
      |                          |
 Central                      Services
 Hudson                          |
      |                      - - - - - - - - - - - - - - - - - - - - - - - -
- - - - - -                  |                              |               |
Phoenix                     CHEC                          Resources*      Greene
                             |                                     |       Point
                  - - - - - - - - - - - - -             - - - - - -
                  |          |            |            |           |
              Scasco      Griffith       Prime        CH          CH
                           Energy        Industrial  Niagara      Syracuse

--------
*  EWG





                                      (ix)